 3301 SE 14TH Ave
Fort Lauderdale, FL 33316

August 1, 2018

Larry Spirgel

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	FMC GlobalSat Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 16, 2018
File No. 333-224906

Dear Mr. Spirgel,

This letter is provided in response to your letter dated July 17, 2018 (the “Comment Letter”) regarding the above-referenced submission of FMC GlobalSat Holdings, Inc. (the “Company”). The Company’s responses are set forth below to the items noted by the staff in the Comment Letter. Please note that for the convenience of the reader, the words “we,” “us,” “our,” and similar terms used in the responses below refer to the Company.

As of the same date of this letter, the Company is also submitting Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 in order to make changes and revisions pursuant to the Comment Letter.

Form S-1 filed May 14, 2018

Form S-1/A filed July 16, 2018

Calculation of Registration Fee, page i

1. Please correct your "Proposed Maximum Aggregate Offering Price" column and footnote (2) to the table to clarify that each share of common stock initially will be offered at the fixed price of $1.00. This column currently anticipates that groups of shares will be offered at the prices of $2.00, $1.00, and $0.75, and footnote (2) indicates that shares will be sold immediately at prevailing market prices.

Response:

Pursuant to your comment, we have adjusted the table and footnote (2) to clarity that each share of common stock will initially be offered at a fixed price of $1.00.

Prospectus Summary, page 1

2. We note your response to comment 3. Please file the Aeris Agreement as an exhibit to your filing.

Response:

As we discussed with Mr. William Mastrianna in a telephone conference on July 30, 2018, the Company offers wireless (cellular) connectivity services on a resale basis through the Aeris Agreement as an “add-on” service to our core product and service offering which is the re-sale of the Kymeta satellite antennas and connectivity service. Certain customers could benefit from wireless connectivity in addition to the core satellite service, but it would be offered as a bundle, not a stand-alone service. The wireless service offering currently does not, and is not expected to, represent a material part of the Company’s business or revenue, and we have revised the S-1/A-2 throughout to reflect this. Based on this and our discussion with Mr. Mastrianna, we do not believe that the Aeris Agreement is a material contract which needs to be filed.

Limited Scope and Duration of Kymeta Agreement, page 7

3. We note your response to comment 2. Please file the Distributor Evaluation Order as an exhibit to the filing as it appears to describe material performance criteria and the extent of the exclusivity provisions under the Agreement. Expand the risk factor to discuss what must happen before the failure of Kymeta to provide notification meeting the requirements of the Kymeta Agreement could result in the loss of exclusivity or termination of the Kymeta Agreement.

Response:

As we also discussed with Mr. Mastrianna, the initial term of the Kymeta Agreement began on May 4, 2017. The effectiveness of the Company’s appointment as a distributor, including the effectiveness of its appointment as the exclusive distributor for the renewable energy industry, both commenced as of that date. In order to maintain its appointment as the exclusive distributor of Kymeta products and services in the renewable energy sector, the Company must meet certain minimum equipment purchase targets in five consecutive 12 month measurement periods, the first of which will commence on the date Kymeta notifies the Company that it has met the performance criteria described in the S-1/A-2. As Kymeta has not yet provided the required notification, the first 12 month purchase target measurement period under the Kymeta Agreement has not commenced. There is no consequence under the Kymeta Agreement for any failure of Kymeta to deliver the notification that it has met the performance criteria since the Company’s appointment as a distributor (including its appointment as the exclusive distributor in the renewable energy sector) was made effective May 4, 2017. However, the failure of the Company to meet the minimum purchase requirements in any 12 month measurement period, once they commence, could result in a default thereunder by the Company and allow Kymeta to render its appointment as a distributor/reseller in the renewable energy industry non-exclusive or terminate the Kymeta Agreement entirely.

We have revised the risk factor cited above accordingly to address your comment. We believe that the based on our discussion with Mr. Mastrianna and the level of disclosure now provided, the Distributor Evaluation Order should not need to be filed as an exhibit.

pg. 2

Note 5 – Commitments and Contingencies Distributor Agreement, page F-23

4. We note your response to comment seven and your statement that, "initial term of the Kymeta Agreement commenced on May 4, 2017 and expires five (5) years from the date on which Kymeta notifies the Company that it has met the performance criteria set forth in the Distributor Evaluation Order." Please disclose whether your exclusive rights as Kymeta’s worldwide distributor for the renewable energy industry began on May 4, 2017 or will begin once you have met the performance criteria. We note some inconsistency in your disclosure. For example on page one you state you have "been granted the right to be Kymeta’s exclusive worldwide distributor of its products and services for the renewable energy industry." On page F-6 you state that you have, "exclusive rights as Kymeta’s worldwide distributor for the renewable energy industry." Please clarify your disclosure in the Notes to your Financial Statements, Prospectus Summary, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Business section.

Response:

As noted in our response to number 3 above and as we also discussed with Mr. Mastrianna, our exclusive rights as Kymeta’s worldwide distributor for the renewable energy industry began on May 4, 2017. Once we have been notified that the performance criteria have been met in accordance with the Kymeta Agreement, the first of five consecutive minimum target purchase measurement periods will commence, as described in our response to comment 3 above. We have clarified this point in response to your comment, and have adjusted the language describing this aspect of the Kymeta Agreement consistent throughout the above-referenced sections of the S-1/A-2.

Thank you for your attention to this matter.

Sincerely Yours,

FMC GLOBALSAT, INC.

/s/ Emmanuel Cotrel
Emmanuel Cotrel, Chief Executive Officer

pg. 3